December 17, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Withdrawal of Form N-6 Edgar Filing Filed on December 17, 2004 and tagged with 1940 Act reference: 811-21604

Dear Sir or Madam:

Please withdraw the Empire Fidelity Investments Variable Life Account A Form N-6 filing that was filed on December 17, 2004, with accession number 0001297990-04-000039.

The December 17, 2004 filing was incorrectly filed as an N-6 when it should have been filed as an amendment to an N-6/A.

Very truly yours,

/s/Mark C. Jensen

Mark C. Jensen

Associate General Counsel